Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133653

Prospectus

25,492,044 Shares

Common Stock

The selling stockholders named in this prospectus may use this prospectus to offer and resell from time to time up to 25,492,044 shares of WJ Communications common stock for their own accounts.  We will not receive any of the proceeds from the sale of our common stock by selling stockholders.

Our common stock is traded on the Nasdaq National Market, under the symbol “WJCI.” On April 25, 2006, the last reported sale price for our stock was $3.02 per share.

Investing in our common stock involves risks that are described in the section entitled “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 12, 2006

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Information Incorporated by Reference
Where You Can Find More Information

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement or amendment.  Neither we nor the selling stockholders have authorized anyone else to provide you with different information.  The selling stockholders are not making an offer to sell these securities or seeking offers to buy these securities in any state where offers and sales are not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of those documents.  Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

We are a radio frequency (“RF”) semiconductor company providing RF product solutions worldwide to communications equipment companies and service providers. We design, develop and manufacture innovative, high performance products for both current and next generation wireless and wireline networks, and RF identification (“RFID”) systems. Our RF product solutions are comprised of advanced, highly functional RF semiconductors, components and integrated assemblies which address the radio frequency challenges of these various systems.  We currently generate the majority of our revenue from our products utilized in wireless and wireline networks.  Our revenue from our products used in RF identification systems represents a less significant portion of our current revenue, however, we believe these systems represents a future growth opportunity.  The RF challenge is to create product designs that function within the unique parameters of various wireless system architectures. Our solution is comprised of design expertise, advanced device technology and manufacturability. Our communications products are used by telecommunication and broadband cable equipment manufacturers supporting and facilitating mobile communications, enhanced voice services and data and image transport. Our objective is to be the leading supplier of innovative RF semiconductor products.

We have continued to augment our existing technology base and design capabilities with two recent acquisitions.  On January 28, 2005, we acquired Telenexus, Inc. (“Telenexus”), which designs, develops, manufactures and markets radio frequency identification reader products for a broad range of industries and markets. We believe the addition of Telenexus’ RFID products and technology will allow us to continue to enhance our RFID reader offerings to further capitalize on the market opportunity. On June 18, 2004, we completed our acquisition of the wireless infrastructure business and associated assets from EiC Corporation, a California corporation, and EiC Enterprises Limited (together “EiC”).  We believe that the addition of EiC’s technical expertise further enhances our strategy of offering customers what we believe to be industry leading products for the wireless infrastructure market.

Our principal executive offices are located at 401 River Oaks Parkway, San Jose, California 95134 and our telephone number at such address is (408) 577-6200. Our Internet address is www.wj.com and we make our filings with the Securities and Exchange Commission available from our Website free of charge. Information contained on or accessible through our Website is not part of this prospectus.  Unless the context otherwise requires, all references to “we,” “us,” “our,” or the “Company” in this prospectus refer collectively to WJ Communications, Inc.

This prospectus covers the resale of up to 25,492,044 shares of our common stock from time to time by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.  Fox Paine Capital Fund, L.P., FPC Investors, L.P., WJ Coinvestment Fund I, LLC, WJ Coinvestment Fund III, LLC and WJ Coinvestment Fund IV, LLC (the “Fox Paine Entities”) are the selling stockholders named in this prospectus.  Our Chairman W. Dexter Paine III and Director Herald Y. Chen are affiliated with the Fox Paine Entities.

RISK FACTORS

You should carefully consider the risks described below before making an investment in our securities. These risk factors are effective as of the date of this prospectus and shall be deemed to be modified or superseded to the extent that a statement contained in our future filings incorporated herein by reference modifies or replaces such statement.  The forward-looking statements in this prospectus and in the documents incorporated herein by reference involve risks and uncertainties and actual results may differ materially from the results we discuss in the forward-looking statements.  If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected.  In that case, the trading price of our stock could decline, and you may lose all or part of your investment.  All of the material risks and uncertainties known to us that we believe make an investment in our stock speculative or risky are set forth in this section.  This section does not include those risks and uncertainties that could apply to any issuer or any offering.

Risks Related to Our Business

We have a history of losses, we may incur future losses, and if we are unable to achieve profitability our business will suffer and our stock price may decline.

We have not recorded operating income since 1999, our operating losses have been increasing and we may not be able to achieve revenue or earnings growth or obtain sufficient revenue to sustain profitability. In 2005 our sales were $31.6 million and we incurred an operating loss of $22.1 million compared to sales of $32.3 million and an operating loss of $17.3 million for 2004.  In addition, our sales were $26.6 million for 2003 compared to $40.2 million for 2002.  Our accumulated deficit was $174.2 million at December 31, 2005.

We expect that reduced end-customer demand compared to our prior history will, and other factors could, adversely affect our operating results in the near term, and we anticipate incurring additional losses in the future. Other factors that could negatively impact our results include, but are not limited to:

•                  production overcapacity in the industry, which could reduce the price of our products adversely affecting our sales and margins;

•                  rescheduling, reduction or cancellation of significant customer orders, which could cause us to lose sales that we had anticipated;

•                  any loss of a key customer;

•                  the ability of our customers to manage their inventories, which if not properly managed could cause our customers to reschedule, reduce or cancel significant orders or return our products; and

•                  political and economic instability, foreign conflicts involving or the impact of regional and global infectious illnesses (such as outbreaks of SARS and bird flu) in the countries of our vendors, manufacturers, subcontractors and customers, particularly in the countries of China, South Korea, Malaysia and The Philippines.

We may incur losses for the foreseeable future, particularly if our revenues do not increase substantially or if our expenses increase faster than our revenues. In order to return to profitability, we must achieve substantial revenue growth, and reduce expenses and we currently face an environment of uncertain demand in the markets our products address.

We operate in the highly cyclical semiconductor industry which has experienced significant fluctuations in demand.

The semiconductor industry is highly cyclical and has historically experienced significant fluctuations in demand for products. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand of end-customers, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience such downturns in the future.  Future downturns in the semiconductor industry, or any failure of the industry to recover fully from its recent downturn, could seriously impact our revenues and harm our business, financial condition and results of operations.

We depend on Richardson Electronics, Ltd. for distribution of our RF semiconductor products and the loss of this relationship could materially reduce our sales.

Richardson Electronics, Ltd. is the sole worldwide distributor of our complete line of RF semiconductor products. This sole distributor is our largest semiconductor customer, and our sales to Richardson Electronics, Ltd. represent 49%, 56% and 61% of our semiconductor sales (45%, 52% and 47% of total sales) in 2005, 2004 and 2003, respectively. In 2005 our revenue from Richardson Electronics was adversely effected by a change in the application of our revenue recognition policy to when our distributors have sold the product to the end customer. This change in application resulted in a $4.0 million revenue deferral in our second quarter of 2005. We cannot assure you that this exclusive relationship will improve sales of our semiconductor products or that it is the most effective method of distribution.  If Richardson Electronics, Ltd. fails to successfully market and sell our products, our semiconductor sales could materially decline. Our agreement with this distributor does not require it to purchase our products and is terminable at any time. If this distribution relationship is discontinued, our RF semiconductor sales could decline significantly.

We depend upon a small number of customers that account for a high percentage of our sales and the loss of, or a reduction in orders from, a significant customer could result in a reduction of sales.

We depend on a small number of customers for a majority of our sales. We currently have two customers, Richardson Electronics, Ltd. and Celestica, Inc., which each accounted for more than 10% of our sales and in aggregate accounted for 58% of our sales in 2005.  Sales to Richardson Electronics, Ltd. accounted for 45% 52% and 47% of our sales in 2005 2004, and 2003, respectively. Sales to Celestica accounted for 13% of our sales in 2005 and 12% and 5% in 2004 and 2003, respectively. Sales to Lucent Technologies accounted for 1%, 7% and 23% of our sales in 2005, 2004, and 2003, respectively.

The decrease in our sales to Richardson Electronics Ltd. during 2005 was related primarily to our change in the application of our revenue recognition policy to when our distributors have sold the product to the end customer which change in application resulted in a $4.0 million revenue deferral in our second quarter of 2005.  The increase in our sales to Richardson Electronics, Ltd. during 2004 is primarily related to our new product introductions which have had a greater adoption rate amongst our smaller customers, particularly those in countries outside the United States of America.  Both market segments are serviced through the distributor.  The increase in our sales to Richardson Electronics, Ltd. during 2003 is primarily related to our entering into a sole worldwide distributorship arrangement with them during mid-2002.  The increase in our sales to Celestica during 2005, 2004 and 2003 is related to an increasing business practice of original equipment manufacturers to outsource a greater percentage of their manufacturing.  The decrease in our sales to Lucent Technologies represents the decrease in the sales of our wireless integrated assembly products as these products have reached the end of their product life cycle as well as Lucent Technologies outsourcing a greater percentage of their manufacturing.

In addition, most of our sales result from purchase orders or from contracts that can be cancelled on short-term notice. Moreover, it is possible that our customers may develop their own products internally or purchase products from our competitors. Also, events that impact our customers, for example wireless carrier consolidation, can adversely affect our sales. We expect that our key customers will continue to account for a substantial portion of our revenue in 2006. The loss of, or a reduction in orders from, a significant customer for any reason could cause our sales to decrease.

The new markets we are targeting may not grow as forecasted,  and we may not be a successful participant in those markets.

Our growth strategy is based in part on our success in penetrating new radio frequency identification (“RFID”) markets. These markets currently are not a material source of revenue for us, and we cannot assure you that our new products will succeed.  In addition to the risks generally associated with new product development and introduction, these products are subject to the particular risks described below.

The growth of the RFID market will depend on, among other things, the ability of suppliers to meet size, portability, cost and power consumption objectives, the ability of industry participants to agree on appropriate technology standards and the willingness of end users to invest in the required equipment and information systems. Even if the market does grow as forecasted, our ability to successfully participate in the RFID market will depend upon, among other things, our timely development and marketing of appropriate products, attracting the most advantageous industry partnerships, securing any necessary additional intellectual property and forming customer relationships.  Therefore, we may not be a successful participant in these markets.

We may not be able to successfully integrate those businesses we have acquired or may acquire in the future, which could harm our business, financial condition and results of operations.

We recently acquired the wireless infrastructure business and associated assets of EiC and we acquired Telenexus, Inc. which designs develops manufactures and markets radio frequency identification reader products. We believe these acquisitions complement and expand our product portfolio, and we may continue to acquire businesses in the future as part of our growth strategy.  Integrating completed acquisitions into our existing operations involves numerous risks including the following:

•                  diversion of management’s attention;

•                  potential loss of key personnel;

•                  ability of the acquired business to maintain its pre-acquisition revenues and growth rates;

•                  ability of the acquired business to be financially successful or provide desired results; and

•                  ability to develop and introduce new products.

We may not be able to successfully integrate our acquisitions which could harm our business, financial condition and results of operations.

Third party intellectual property claims could harm our business.

We occasionally receive communications from third parties alleging infringement of patent and other intellectual property rights. While we are not subject to any current claims that we believe could be material, there can be no assurance that material claims will not arise in the future.  While all of our revenue is derived from products containing our proprietary intellectual property, approximately 9% and 5% of our revenue for 2005 and 2004, respectively is derived from newly developed technologies which could have a higher risk of infringement claims. We intend to vigorously protect our proprietary intellectual property rights with respect to all of our products. However, we cannot assure you that claims can be amicably disposed of, and it is possible that litigation could ensue. Litigation could result in substantial costs to us and diversion of our resources. If we fail to obtain a necessary license or if we do not prevail in patent or other intellectual property litigation, we could be required to discontinue selling the affected products, to seek to develop non-infringing technologies, which may not be feasible, and to pay monetary damages, any of which could harm our business.

Our quarterly operating results may fluctuate significantly. As a result, we may fail to meet or exceed the expectations of securities analysts and investors, which could cause our stock price to decline.

Our quarterly revenues and operating results have fluctuated significantly in the past and are expected to vary from quarter to quarter due to a number of the factors described in this “Risk Factors” section and in our public filings, many of which are not within our control. If our operating results do not meet our publicly stated guidance or the expectations of securities analysts or investors, our stock price may decline. For example, in early 2003 and as recently as during our third quarter ended September 26, 2004, we publicly announced revised lowered expectations of financial results for certain periods. Subsequent to such announcements, the trading price of our common stock declined significantly.

As we continue to develop new products utilizing existing and new process technologies, we will likely increase our utilization of third parties for the manufacture of our products.

As we continue to develop new products utilizing existing and new process technologies, we will obtain an increasing portion of our wafer requirements from outside wafer fabrication facilities, known as foundries. There are significant risks associated with our reliance on third-party foundries, including:

•                  the lack of ensured wafer supply, potential wafer shortages and higher wafer prices;

•                  limited control over product delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•                  the lack of, or delays in obtaining, access to key fabrication process technologies.

The foundries we use may experience financial difficulties or suffer damage or destruction to their facilities. If these events or any other disruption of wafer fabrication capacity occur, we may not have a second manufacturing source immediately available. We may therefore experience difficulties or delays in securing an adequate supply of our products, which could impair our ability to meet our customers’ needs and have a material adverse effect on our operating results. In the event of these types of delays, we cannot assure you that the required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, which could result in a loss of customers. We may be unable to obtain sufficient manufacturing capacity to meet demand, either at our own facilities or through foundry or similar arrangements with others.

In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience from time to time lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers’ demands for our products on a timely and cost-effective basis.

We cannot be certain that we will be able to maintain our good relationships with our existing foundries. In addition, we cannot be certain that we will be able to form relationships with other foundries as favorable as our current ones. Moreover, transferring from our internal fabrication facility or our existing foundries to another foundry, could require a significant amount of time and loss of revenue, and we cannot assure you that we could make a smooth and timely transition.  When we choose to use a new foundry, it typically takes several months to complete the qualification process before we can begin shipping products from the new foundry.  If foundries are unable or unwilling to continue to supply us with these semiconductor products in the required time frames and volumes or at commercially acceptable costs, our business may be harmed.

If we are unable to develop and introduce new semiconductors successfully,  and in a cost-effective and timely manner or to achieve market acceptance of our new semiconductors, our operating results would be adversely affected.

The future success of our semiconductor business depends on our ability to develop new semiconductor products for existing and new markets, introduce these products in a cost-effective and timely manner and convince leading equipment manufacturers to select these products for design into their own new products. Our quarterly results in the past have been, and are expected in the future to continue to be, dependent on the introduction of new products and the timely completion and delivery of those products to customers. The development of new semiconductor devices is highly complex, and from time to time we have experienced delays in completing the development and introduction of new products and lower than anticipated manufacturing yields in the early production of such products. Our ability to develop and deliver new semiconductor products successfully will depend on various factors, including our ability to:

•                  accurately predict market requirements and evolving industry standards;

•                  accurately define new products;

•                  timely complete and introduce new product designs;

•                  timely qualify and obtain industry interoperability certification of our products and the products of our customers into which our products will be incorporated;

•                  obtain sufficient foundry capacity;

•                  achieve high manufacturing yields;

•                  shift our products to smaller geometry process technologies to achieve lower cost and higher levels of design integration; and

•                  gain market acceptance of our products and our customers’ products.

If we are not able to develop and introduce new products successfully and in a cost-effective and timely manner, our business, financial condition and results of operations would be materially and adversely affected.

Our new semiconductor products generally are incorporated into our customers’ products at the design stage. We often incur significant expenditures for the development of a new product without any assurance that an equipment manufacturer will select our product for design into its own product. The value of our semiconductors largely depends on the commercial success of our customers’ products and the extent to which those products accommodate components manufactured by our competitors. We cannot assure you that we will continue to achieve design wins or that equipment that incorporates our products will be commercially successful.

The amount and timing of revenue from newly designed semiconductors is often uncertain.

We announce from time to time new semiconductor products and design wins for new and existing semiconductors. Achieving a design win with a customer does not create a binding commitment from that customer to purchase our products. Rather, a design win is solely an expression of interest by potential customers to purchase our products and is not supported by binding commitments of any nature. Accordingly, a customer may choose at any time to discontinue using our products in their designs or product development efforts. Even if our products are chosen to be incorporated into our customer’s products, we still may not realize significant revenues from that customer if their products are not commercially successful. A design win may not generate revenue if the customer’s product is rejected by their end market. Typically, most new products or design wins have very little impact on near-term revenue. It may take well over a year before a new product or design win generates revenue.

Once a manufacturer of communications equipment has designed a supplier’s semiconductor into its products, the manufacturer may be reluctant to change its source of semiconductors due to the significant costs associated with qualifying a new supplier and potentially redesigning its product. Accordingly, our failure to achieve design wins with equipment manufacturers, which have chosen a competitor’s semiconductor, could create barriers to future sales opportunities with these manufacturers.

Our semiconductor products typically have lengthy sales cycles,  and we may ultimately be unable to recover our investment in new products.

After we have developed and delivered a semiconductor product to a customer, the customer will usually test and evaluate our product prior to designing its own equipment to incorporate our product. Our customer may need three to six months or longer to test, evaluate and adopt our semiconductors and an additional three to nine months or more to begin volume production of equipment that incorporates our semiconductors. Due to this lengthy sales cycle, we may experience significant delays from the time we increase our expenses for research and development, sales and marketing efforts and make investments in inventory until the time that we generate revenue from these products. It is possible that we may never generate any revenue from these products after incurring such expenditures. Even if a customer selects our semiconductors to incorporate into its equipment, we have no assurances that the customer will ultimately market and sell its equipment or that such efforts by our customer will be successful. The delays inherent in our lengthy sales cycle increase the risk that a customer will decide to cancel or change its product plans. Such a cancellation or change in plans by a customer could cause us to lose sales that we had anticipated. In addition, our business, financial condition and results of operations could be materially and adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle or chooses not to release equipment that contains our products.

The resources devoted to product research and development and sales and marketing may not generate material revenue for us, and from time to time, we may need to write off excess and obsolete inventory. If we incur significant marketing and inventory expenses in the future that we are not able to recover, and we are not able to compensate for those expenses, our operating results could be adversely affected. In addition, if we sell our products at reduced prices in anticipation of cost reductions and we still have higher cost products in inventory, our operating results would be harmed.

If we are unable to respond to the rapid technological changes taking place in our industry, our existing products could become obsolete and we could face difficulties making future sales.

The markets in which we compete are characterized by rapidly changing technologies, evolving industry standards and frequent improvements in products and services. If the technologies supported by our products become obsolete or fail to gain widespread acceptance, as a result of a change in industry standards or otherwise, we could face difficulties making future sales.

We must continue to make significant investments in research and development to develop product enhancements, new designs and technologies on a cost effective basis. If we are unable to develop and/or gain access to and introduce new products or enhancements in a timely and cost effective manner in response to changing market conditions or customer requirements, or if our new products do not achieve market acceptance, our sales could decline. Additionally, initial lower margins are typically experienced with new products under development.

Our existing and potential customers operate in an intensely competitive environment,  and our success will depend on the success of our customers.

The companies in our target markets face an extremely competitive environment. Some of the products we design and sell are customized to work with specific customers’ systems. If the companies with whom we establish business relations are not successful in building their systems, promoting their products, including new revenue-generating services, receiving requisite approvals and accomplishing the many other requirements for the success of their businesses, our growth will be limited. Furthermore, our customers may have difficulty obtaining parts from other suppliers causing these customers to cancel or delay orders for our products. In addition, we have limited ability to foresee the competitive success of our customers and to plan accordingly.

If the wireless communications market fails to grow, or if declines, our sales may not grow or may decline.

Our future growth depends on the success of the wireless communications market. The rate at which this market will grow is difficult to predict. This market may fail to grow or decline for many reasons, including:

•                  insufficient consumer demand for wireless products or services;

•                  the inability of the various communications service providers to access adequate capital to build their networks;

•                  inefficiency and poor performance of wireless communications services compared to other forms of broadband access; and

•                  real or perceived security or health risks associated with wireless communications.

If this market for our products in wireless communications declines, fails to grow, or grows more slowly than we anticipate, the use of our products may be reduced and our sales could suffer.

If we or our outsourced manufacturers fail to accurately forecast component and material requirements, we could incur additional costs or experience product delays.

We use rolling forecasts based on anticipated product orders to determine our component requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary products and/or components and materials. Lead times for components and materials that we, or our outsourced manufacturers, order can vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components. To the extent that we rely on outsourced manufacturers, many of these factors will be outside of our direct managerial control. For substantial increases in production levels, our outsourced manufacturers and some suppliers may need six months or more lead time. As a result, we may be required to make financial commitments in the form of purchase commitments. We lack visibility into the finished goods inventories of our customers and the end-users. This lack of visibility impacts our ability to accurately forecast our requirements. If we overestimate our component, material and outsourced manufactured requirements, we may have excess inventory, which would increase our costs. An additional risk for potential excess inventory results from our volume purchase commitments with certain material suppliers, which can only be reduced in certain circumstances. Additionally, if we underestimate our component, material, and outsourced manufactured requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers. Any of these occurrences would negatively impact our sales and profitability. We have incurred, and may in the future incur, charges related to excess and obsolete inventory. These charges amounted to $975,000, $670,000 and $251,000 in 2005, 2004 and 2003, respectively. While these charges may be partially offset by subsequent sales of previously written-down inventory, there can be no assurance that any such sales will be significant. As we broaden our product lines we must outsource the manufacturing of or purchase a wider variety of components. In addition, new product lines contain a greater degree of uncertainty due to a lack of visibility of customer acceptance and potential competition. Both of these factors will contribute a higher level of inventory risk in our near future.

We depend on, and will likely increase our use of, outsourced manufacturers and single or limited source suppliers which makes us susceptible to shortages or price fluctuations that could adversely affect our operating results.

We currently purchase several key components and materials used in our products from single or limited source suppliers.  These products amounted to 15%, 5% and 5% of our revenue in 2005, 2004 and 2003, respectively.  Although we do not currently have any suppliers that are material to our business, in the event one of our sole source suppliers or outsourced manufacturers are unable to deliver us products or unwilling to sell us components or materials, it could harm our business.  It could take us as long as six to twelve months to replace our single or limited source suppliers and there can be no assurance that we would be successful. Additionally, we or our outsourced manufacturers may fail to obtain required products and components in a timely manner in the future. We may also experience difficulty identifying alternative sources of supply for the components used in our products or products we obtain through outsourcing. We would experience delays if we were required to test and evaluate products of potential alternative suppliers or products we obtain through outsourcing. Furthermore, financial or other difficulties faced by our outsourced manufacturers, or suppliers or significant changes in demand for the components or materials they use in the products and/or supply to us could limit the availability of those products, components or materials to us. Thus far we have not experienced any material delays related to such suppliers, but we cannot assure you that this will continue to be the situation.  To the extent that our dependence on outsourcing continues to increase in the future, our corresponding risks will be greater.

We rely on the significant experience and specialized expertise of our executive management in our industry and must retain and attract qualified engineers and other highly skilled personnel in a highly competitive job environment to maintain and grow our business.

Our performance is substantially dependent on the continued services and on the performance of our executive management and our highly qualified team of engineers, we have recently recruited a completely new executive management team during the last ten months. The loss of the services of any of our executive officers or of a number of our engineers could harm our ability to maintain and build our business. We have no “key man” life insurance policies.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, sales, marketing and customer service personnel. If we fail to attract, integrate and retain the necessary personnel, our ability to maintain and build our business could suffer significantly. Additionally, California State law can create unique difficulties for a California based company attempting to enforce covenants not to compete with employees, which could be a factor in our future ability to retain key management and employees in a competitive environment.

Our business is subject to the risks of product returns, product liability and product defects.

Products as complex as ours frequently contain undetected errors or defects, especially when first introduced or when new versions are released. The occurrence of errors could result in product returns from and reduced product shipments to our customers. In addition, any failure by our products to properly perform could result in claims against us by our customers. Such failure also could result in the loss of or delay in market acceptance of our products or harm our reputation. Due to the recent introduction of some of our products, we have limited experience with the problems that could arise with these products. If problems occur or become significant, it could result in a reduction in our revenues and increased costs related to inventory write-offs, warranty claims and other expenses which could have a material and adverse affect on our financial condition.

Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provision contained in these agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. Although we maintain $22.0 million of insurance to protect against claims associated with the use of our products, our insurance coverage may not adequately cover all claims asserted against us. In addition, even ultimately unsuccessful claims could result in costly litigation, divert our management’s time and resources and damage our customer relationships.

We use a number of specialized technologies, some of which are patented, to design, develop and manufacture our products. Infringement of our intellectual property rights could hurt our competitive position, harm our reputation and negatively impact our future profitability.

We regard the protection of our copyrights, patents, service marks, trademarks, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, patent, trademark and trade secret law, as well as on confidentiality procedures and contractual provisions, to protect our proprietary rights. We seek patent protection for our unique developments in circuit designs, processes and algorithms. Adequate protection of our intellectual property rights may not be available in every country where our products and services are made available. We intend, as a general policy, to enter into confidentiality and invention assignment agreements with all of our employees and contractors, as well as into nondisclosure agreements with parties with which we conduct business, to limit access to and disclosure of our proprietary information; however, we have not done so on a uniform basis. As a result, we may not have adequate remedies to preserve our trade secrets or prevent third parties from using our technology without authorization. We cannot assure you that all future employees, contractors and business partners will agree to these contracts, or that, even if agreed to, these contractual arrangements or the other steps we have taken to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. If we are unable to execute these agreements or take other steps to prevent misappropriation of our technology or to deter independent development of similar technologies, our competitive and financial position and reputation could suffer, and we could be forced to make significant expenditures.

We regularly file patent applications with the U.S. Patent and Trademark Office and in selected foreign countries covering particular aspects of our technology and intend to prosecute such applications to the fullest extent of the law. Based upon our assessment of our current and future technology, we may decide to file additional patent applications in the future, and may decide to abandon current patent applications. We cannot assure you that any patent application we have filed or will file will result in an issued patent, or, if patents are issued to us, that such patents will provide us with any competitive advantages and will not be challenged by third parties or invalidated by the U.S. Patent and Trademark Office or foreign patent office. Any failure to protect our existing patents or to secure new patents may limit our ability to protect the intellectual property rights that such patents or patent applications were intended to cover. Furthermore, the patents of others may impair our ability to do business.

We have several registered trademarks and service marks, in the United States and abroad, and are in the process of registering others in the United States. Nevertheless, we cannot assure you that the U.S. Patent and Trademark Office will grant us these registrations. Should we decide to apply to register additional trademarks or service marks in foreign countries, there is no guarantee that we will be able to secure such registrations. The inability to register or decision not to register in certain foreign countries and adequately protect our trademarks and service marks could harm our competitive position, harm our reputation and negatively impact our future profitability.

We must gain access to improved process technologies.

For our semiconductor products, our future success will depend upon our ability to continue to gain access to new and/or improved process technologies in order to adapt to emerging industry standards or competitive market conditions. In the future, we may be required to transition one or more of our products to process technologies with smaller geometries, other materials or higher speed in order to reduce costs and/or improve product performance. We may not be able to gain access to new process technologies in a timely or affordable manner. In addition, products based on these technologies may not achieve market acceptance.

Due to our relationships with foreign vendors, manufacturers, customers and subcontractors, we are subject to international operational, financial and political risks.

We expect to continue to rely on vendors, manufacturers and subcontractors located in China, Malaysia, Singapore, South Korea, Taiwan and The Philippines.  Additionally, we utilize vendors located in such countries in our semiconductor business to source gallium arsenide (“GaAs”) wafers as raw material in our semiconductor fabrication, to fabricate certain products, to assemble certain products and to package the majority of our semiconductor die in plastic or ceramic. Accordingly, we will be subject to risks and challenges such as:

•                  compliance with a wide variety of foreign laws and regulations:

•                  changes in laws and regulations relating to the import or export of semiconductor products;

•                  legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

•                  political and economic instability, foreign conflicts involving or the impact of regional and global infectious illnesses (such as the SARS outbreak and bird flu) in the countries of these vendors, manufacturers and subcontractors causing delays in our ability to obtain our product;

•                  reduced protection for intellectual property rights in some countries; and

•                  fluctuations in freight rates and transportation disruptions.

Political and economic instability and changes in governmental regulations in these areas as well as the United States could affect the ability of our overseas vendors to supply materials or services. Any interruption or delay in the supply of our required components, products, materials or services, or our inability to obtain these components, materials, products or services from alternate sources at acceptable prices and within a reasonable amount of time, could impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

There are inherent risks associated with sales to our foreign customers.

We sell a significant portion of our product to customers outside of the United States. Sales to customers outside of the United States accounted for approximately 44%, 35% and 32% of our sales in 2005, 2004 and 2003, respectively. We expect that sales to customers outside of the United States will continue to account for a significant portion of our sales. Although all of our foreign sales are denominated in U.S. dollars, such sales are subject to certain risks, including, among others, changes in regulatory requirements, the imposition of tariffs and other trade barriers, the existence of political, legal and economic instability in foreign markets, language and cultural barriers, seasonal reductions in business activities, our ability to receive timely payment and collect our accounts receivable, currency fluctuations, and potentially adverse tax consequences, which could adversely affect our business and financial results.

We face intense competition, and, if we do not compete effectively in our markets, we will lose sales and have lower margins.

The semiconductor industry is intensely competitive in each of the markets we serve and is characterized by:

•                  rapidly changing technology;

•                  swift product obsolescence;

•                  manufacturing yield problems;

•                  price erosion; and

•                  limited supplies of components and materials.

Our end markets are rapidly evolving and intensely competitive, and we expect competition to intensify further in the future. Many of our current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than we have. Price competition is intense and the market prices and margins of products frequently decline after competitors begin making similar products. A number of our competitors may have greater name recognition and market acceptance of their products and technologies. Furthermore, our competitors, or the competitors of our customers, may develop new technologies, enhancements of existing products or new products that offer superior price or performance features. These new products or technologies could render obsolete our products or the systems of our customers into which our products are integrated. If we fail to successfully compete in our markets, our business and operating results would be materially and adversely affected.

Our growth depends in part on future acquisitions and investments in new businesses, products or technologies that involve numerous risks, including the use of cash and diversion of management’s attention.

As part of our growth plans, we may make acquisitions of and investments in new businesses, products and technologies or we may acquire operations that expand our manufacturing capabilities. If we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. As a result of the rapid pace of technological change, we may misgauge the long-term potential of the acquired business or technology or the acquisition may not be complementary to our existing business. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management’s attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could affect our profitability.

Changes in the regulatory and market dynamics environment of the communications industry may reduce the demand for our products.

The course of the development of the communications industry is difficult to predict. For example, the delays in governmental approval processes that our customers are subject to, such as the issuance of site permits and the auction of frequency spectrum, have in the past caused, and may in the future cause, the cancellation, postponement or rescheduling of the installation of communications systems by our customers. A reduction in network infrastructure expenditures could negatively affect the sale of our products. Moreover, in the short term, deregulation may result in a delay or a reduction in the procurement cycle because of the general uncertainty involved with the transition period of businesses.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud which could subject us to regulatory sanctions, harm our business and operating results and cause the trading price of our stock to decline.

Effective internal controls required under Section 404 of the Sarbanes-Oxley Act of 2002 are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our business, reputation and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, a “material weakness” was identified in our quarter ended December 31, 2005, which means that there was “a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.”  The material weakness was in the operating effectiveness of the controls over the determination of excess and absolute inventory and the related valuation adjustments resulting in an audit adjustment to reduce inventory and increase cost of goods sold.  The error occurred in our fourth quarter of 2005 and was corrected in the same period.  This material weakness arose from our failure to consider all current business conditions in determining the salability of our current inventory.  We cannot be certain that these measures we have taken or intend to take will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could subject us to regulatory sanctions, harm our business and operating results or cause us to fail to meet our reporting obligations.  Inferior internal controls could also harm our reputation and cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

Our future profitability could suffer from known or unknown liabilities that we retained when we sold parts of our company.

In the recent past, we completed the divestiture of all but our current business. In the transactions in which we sold our other businesses, we generally retained liability arising from events occurring prior to the sale. Some of these liabilities were or have since become known to us, such as the environmental condition of the production facilities we sold. We may have underestimated the scope of these liabilities, and we may become aware of additional liabilities associated with the following in the future:

•                  ownership of the intellectual property we have sold;

•                  the potential infringement by our sold businesses of the intellectual property of others;

•                  the regulatory compliance of our sold defense business;

•                  export control compliance with respect to our defense products purchased by the United States and foreign governments; and

•                  product defect claims with respect to products manufactured by our sold businesses before they were sold.

If these and any other unknown liabilities and obligations exceed our expectations and established reserves, our future profitability could suffer and our capital needs could increase.

If we fail to comply with environmental regulations we could be subject to substantial fines, we could be required to suspend production, alter manufacturing processes or cease operations.

Two of our former production facilities at Scotts Valley and Palo Alto have significant environmental liabilities for which we have entered into and funded fixed price remediation agreements and obtained cost-overrun and unknown pollution insurance coverage.

The Scotts Valley site is a federal Superfund site. Chlorinated solvent and other contamination was identified at the site in the early 1980s, and by the late 1980s we had installed a groundwater extraction and treatment system. In 1991, we entered into a consent decree with the United States Environmental Protection Agency providing for remediation of the site. In July 1999, we signed a remediation agreement with an environmental consulting firm, ARCADIS Geraghty & Miller. Pursuant to this remediation agreement, we paid $3.0 million in exchange for which ARCADIS agreed to perform the work necessary to assure satisfactory completion of our obligations under the consent decree. The agreement also contains a cost overrun guaranty from ARCADIS up to a total project cost of $15.0 million. In addition, the agreement included procurement of a ten-year, claims-made insurance policy to cover overruns of up to $10.0 million from American International Specialty, along with a ten-year, claims made $10.0 million policy to cover various unknown pollution conditions at the site.

The Palo Alto site is a state Superfund site and is within a larger, regional state Superfund site. As with the Scotts Valley site, contamination was discovered in the 1980s, and groundwater extraction and treatment systems have been operating for several years at both the site and the regional site. In July 1999, we entered into a remediation agreement with an environmental consulting firm, SECOR. Pursuant to this remediation agreement, we paid $2.4 million in exchange for which SECOR agreed to perform the work necessary to assure satisfactory completion of our obligations under the applicable remediation orders. The payment included the premium for a thirty-year, claims-made insurance policy to cover cost overruns up to $10.0 million from AIG, along with a ten-year claims-made $10.0 million insurance policy to cover various unknown pollution conditions at the site.

We cannot assure you that this insurance will be sufficient to cover all liabilities related to these two sites. In addition, we are subject to a variety of federal, state and local governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. In the past, we have been subject to periodic environmental reviews and audits, which have resulted in minor fines. If we fail to comply with these regulations, substantial fines could be imposed on us, and we could be required to suspend production, alter manufacturing processes or cease operations any of which could have a material negative effect on our sales, income and business operations.

If RF emissions pose a health risk, the demand for our products may decline.

Recent news reports have asserted that some radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. If it were determined or perceived that RF emissions from wireless communications equipment create a health risk, the market for our wireless customers’ products and, consequently, the demand for our products could decline significantly.

We may need to raise additional capital in the future through the issuance of additional equity or convertible debt securities or by borrowing money, and additional funds may not be available on terms acceptable to us.

We believe that the cash, cash equivalents and investments on hand, the cash we expect to generate from operations and borrowings under our line of credit will be sufficient to meet our liquidity and capital spending requirements for at least the next twelve months. However, it is possible that we may need to raise additional funds to fund our activities during and/or beyond that time. We could raise these funds by selling more stock to the public or to selected investors, or by borrowing money. In addition, even though we may not need additional funds, we may still elect to sell additional equity securities or obtain credit facilities for other reasons. We may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations significantly or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets. If we raise additional funds by issuing additional equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock.

It is possible that our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will depend on many factors, including:

•                  whether we operate on a positive cash flow basis;

•                  the market acceptance of our products;

•                  the levels of promotion and advertising that will be required to launch our products and achieve and maintain a competitive position in the marketplace;

•                  volume price discounts;

•                  our business, product, capital expenditure and research and development plans and product and technology roadmaps;

•                  the levels of inventory and accounts receivable that we maintain;

•                  capital improvements to new and existing facilities;

•                  technological advances;

•                  our competitors’ response to our products; and

•                  our relationships with suppliers and customers.

In addition, we may require additional capital to accommodate planned growth, hiring, infrastructure and facility needs or to consummate acquisitions of other businesses, products or technologies.

Our facilities are concentrated in an area susceptible to earthquakes.

Our facilities are concentrated in an area where there is a risk of significant earthquake activity. Substantially all of the production equipment that currently accounts for our sales, as well as planned additional production equipment, is or will be located in a known earthquake zone. We cannot predict the extent of the damage that our facilities and equipment would suffer in the event of an earthquake or how such damage would affect our business. We do not maintain earthquake insurance.

Litigation matters could adversely affect our financial condition.

As is common in the semiconductor industry, we are subject to litigation and regulatory proceedings, as well as claims, disputes and threatened litigation, from time to time incidental to the conduct of our business.  While we currently believe that any adverse outcome of pending matters and claims will not materially affect our business or financial condition, there can be no assurance that this will ultimately be the case. Legal proceedings can be costly and disruptive to normal business operations regardless of the outcome. The ultimate outcome of legal matters are difficult to predict with assurance and the unfavorable resolution of a particular matter could have a material adverse effect on our business, operating results, or financial condition.

Risks Related to Our Stock and this Resale Offering

Sales of substantial amounts of our common stock by our largest stockholder in connection with shares we have issued in recent acquisitions and others could adversely affect the market price of our common stock

We are registering 25,492,044 shares of common stock for resale by Fox Paine Capital Fund, L.P., FPC Investors, LP, WJ Coinvestment Fund I, LLC, WJ Coinvestment Fund III, LLC and WJ Coinvestment Fund IV, LLC (together “FP Entities” pursuant to an agreement providing for registration rights.  The Fox Paine Entities are collectively our largest stockholder.  As of December 31, 2005, the Fox Paine Entities beneficially owned 38.8% of our common stock which represents approximately 25.5 million of our 65.7 million outstanding shares of common stock.  To date, we have issued an aggregate of 2,442,882 shares of our common stock in connection with our recent EiC and Telenexus acquisitions of which there are an aggregate of 627,451 shares being held in escrow which will be released if there are no indemnification claims. The original EiC acquisition agreement contained contingency clauses which could have required us to pay further compensation of up to $14.0 million if specific revenue and gross margin targets are achieved by March 31, 2005 and March 31, 2006.  With respect to the EiC transaction $7.0 million of additional compensation related to the period ended March 31, 2005. We have calculated that the revenue and the gross margin targets were not met for the period ending March 31, 2005, which was provided to EiC on May 31, 2005.  EiC subsequently notified us that it disagreed with our conclusions. While we believe EiC’s assertions are without merit and we have notified EiC of such, there can be no assurance as to the eventual outcome of this matter. $7.0 million of additional compensation relates to the period ended March 31, 2006 and we have not yet determined if the revenue targets were met for this period. We will make our determination by May 31, 2006. The $7.0 million is payable 10% in cash and, at our election, 90% in shares of our common stock. If the targets were fully attained and we elect to pay in shares of common stock, the number of additional shares issued will be 2,540,323 computed at $2.48 per share which represents the average closing price of our stock on Nasdaq during the 10 day period prior to the end of the earnout period. In the Telenexus acquisition, up to $2.5 million in cash and 833,333 shares may be required to be paid if certain revenue targets are achieved by July 28, 2006. Our stock is not heavily traded and our stock prices can fluctuate significantly.  As such, sales of substantial amounts of our common stock into the public market by the Fox Paine Entities, or selling stockholders in connection with the EiC and Telenexus acquisitions or others, or perceptions that significant sales could occur, could adversely affect the market price of our common stock.

Furthermore, future sales of substantial amounts of common stock by our officers, directors and other stockholders, including any sales under a Rule 10b5-1 sales plan, in the public market or otherwise or the awareness that a large number of shares is available for sale, could adversely affect the market price of our common stock. In addition to the adverse effect a price decline would have on holders of our common stock, that decline would impede our ability to raise capital through the issuance of additional shares of common stock or other equity or convertible debt securities.

In addition to the adverse effect a price decline would have on holders of our common stock, a price decline in our common stock could impede our ability to raise capital through the issuance of additional shares of common stock or other equity or convertible debt securities. A price decline in our common stock below the Nasdaq minimum bid requirements due to substantial sales of our common stock could result in our common stock being delisted from the Nasdaq National Market. Delisting could in turn reduce the liquidity of our common stock and inhibit or preclude our ability to raise capital.

If our common stock ceases to be listed for trading on the NASDAQ National Market, it may harm our stock price and make it more difficult to sell shares.

Our common stock is listed on the NASDAQ National Market and their marketplace rules for continued listing require, among other things, that the bid price for our common stock not fall below $1.00 per share for a period of 30 consecutive trading days. In late October 2005 the bid price for our common stock was below $1.00 per share for five consecutive trading days and as recently as April 2003 the bid price for our common stock was been below $1.00 per share for thirty consecutive trading days. Although we have been able to regain compliance in the past, because of the volatility in our common stock price, there can be no assurance that we will be able to maintain compliance in the future. If, in the future, our minimum bid price is again below $1.00 for 30 consecutive trading days, under the current NASDAQ National Market rules we will have a period of 180 days to attain compliance by meeting the minimum bid price requirement for 10 consecutive days during the compliance period.

If our common stock ceases to be listed for trading on the NASDAQ National Market, we expect that our common stock would be traded on the NASD’s Over-the-Counter Bulletin Board (OTC-BB) unless NASDAQ grants an additional grace period for transfer to the NASDAQ Capital Market (formerly known as the NASDAQ SmallCap Market), which also has a similar $1.00 minimum bid requirement. In addition, our stock could then potentially be subject to the Securities and Exchange Commission’s “penny stock” rules, which place additional disclosure requirements on broker-dealers. These additional disclosure requirements may harm your ability to sell shares if it causes a decline in the ability or willingness of broker-dealers to sell our common stock. We also expect that the level of trading activity of our common stock would decline if it is no longer listed on the NASDAQ National Market or NASDAQ Capital Market. As such, if our common stock ceases to be listed for trading on the NASDAQ National Market or NASDAQ Capital Market for any reason, it may harm our stock price, increase the volatility of our stock price and make it more difficult to sell your shares of our common stock.

On January 10, 2006, we received a letter from the staff of the Listings Qualification Department of the Nasdaq Stock Market, Inc. (“Nasdaq”) dated January 10, 2006, notifying us that as a result of the Board of Directors vacancy created by the resignation of Jan Loeber as a director and member of our Audit Committee on December 31, 2005, we do not comply with Nasdaq’s Marketplace Rule 4350(d)(2), which requires us to have an audit committee of at least three independent directors as defined by Nasdaq’s rules.  Consistent with Marketplace Rule 4350(d)(4), we have a cure period until the earlier of December 31, 2006 or our next annual meeting of stockholders to fill the vacancy and regain compliance.

Our largest stockholder has the ability to take action that may adversely affect our business, our stock price and our ability to raise capital.

As of March 31, 2006, Fox Paine & Company, LLC (“Fox Paine”) is the indirect beneficial owner of 38.8% of our outstanding share capital. As a result, Fox Paine has and will continue to have significant influence over the outcome of matters requiring stockholder approval, including:

•                  election of all our directors and the directors of our subsidiaries;

•                  amending our charter or by-laws; and

•                  agreeing to or preventing mergers, consolidations or the sale of all or substantially all of our assets or our subsidiaries’ assets.

Fox Paine’s significant ownership interest could also delay, prevent or cause a change in control relating to us which could adversely affect the market price of our common stock.

Fox Paine’s significant ownership interest could also subject us to a class action lawsuit which could result in substantial costs and divert our management’s attention and financial resources from more productive uses. Fox Paine, on September 18, 2002, made a proposal to acquire all of the shares held by unaffiliated stockholders, which was subsequently withdrawn on March 27, 2003. Prior to Fox Paine’s withdrawal of such proposal, four lawsuits, three of which were purported class action lawsuits, were filed against us and Fox Paine in connection with such proposal. Among other things, these lawsuits sought an injunction against the consummation of the proposal and an award of unspecified compensatory damages. These lawsuits were voluntarily dismissed after Fox Paine’s withdrawal of such proposal without any consideration being required to be paid to the plaintiff’s and each party was obligated to bear its own attorney’s fees, costs and expenses. We can make no assurance, however, that Fox Paine will not at some point in the future make another proposal regarding us and, if so, what the terms and outcome of such proposal might be. If Fox Paine were in the future to make a proposal involving us then, depending on the terms of such proposal, the resulting transaction could result in litigation which could adversely affect our business or our stock price.

In addition, Fox Paine receives management fees from us which could influence their decisions regarding us. Under our management agreement with Fox Paine, we are obligated to pay Fox Paine a fee in the amount of 1% of the prior year’s income before interest expense, interest income, income taxes, depreciation and amortization and equity in earnings (losses) of minority investments, calculated without regard to the fee. Due to our losses incurred, we have not been required to pay management fees to Fox Paine since 2001.

Fox Paine may in the future make significant investments in other communications companies. Some of these companies may be our competitors. Fox Paine and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

The sale of a substantial number of shares of our common stock by Fox Paine or the perception that such sale could occur, could negatively affect the market price of our common stock and could also materially impair our future ability to raise capital through an offering of securities.  In addition, the sale of a substantial number of shares of our common stock by Fox Paine could result in the loss of Fox Paine’s services to us as well as the services of members of Fox Paine on our board of directors which could adversely effect our business.

Our stock price is highly volatile.

The market price of our common stock has fluctuated substantially in the past and is likely to continue to be highly volatile and subject to wide fluctuations. Since our initial public offering in August, 2000, through December 31, 2005, our common stock has traded at prices as low as $0.560 and as high as $59.875 per share. These fluctuations have occurred and may continue to occur in response to various factors, many of which we cannot control, including:

•                  shares sold by the selling stockholders;

•                  quarter-to-quarter variations in our operating results;

•                  announcements of technological innovations or new products by our competitors, customers or us;

•                  general conditions in the semiconductor industry and telecommunications and data communications equipment markets;

•                  changes in earnings estimates or investment recommendations by analysts;

•                  changes in investor perceptions; or

•                  changes in expectations relating to our products, plans and strategic position or those of our competitors or customers.

In addition, the market prices of securities on the NASDAQ National Market and that of our customers and competitors have been especially volatile. This volatility has significantly affected the market prices of securities for reasons frequently unrelated to the operating performance of the specific companies. Accordingly, you may not be able to resell your shares of common stock at or above the price you paid. In the past, companies that have experienced volatility in the market price of their securities have been the subject of securities class action litigation. If we were the object of a securities class action litigation, it could result in substantial losses and divert management’s attention and resources from other matters.

We do not expect to pay any dividends for the foreseeable future.

Although we had cash, cash equivalents and short-term investments of $30.2 million at December 31, 2005, we do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend” and “expect” and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section of this prospectus entitled “Risk Factors” as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors “ that appears in our Annual Report on Form 10-K for the year ended December 31, 2005 and other documents that we subsequently incorporate by reference into this prospectus, and in the section entitled “Risk Factors” in supplements to this prospectus.  These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common stock by selling stockholders.  All proceeds from the sale of the shares of common stock covered by this prospectus will be for the accounts of the selling stockholders.

SELLING STOCKHOLDERS

The stockholders named below may from time to time offer and sell pursuant to this prospectus up to an aggregate of 25,492,044 shares of our common stock. The following table sets forth, as of March 28, 2006, the number of shares of our common stock that the selling stockholders beneficially own and the number of shares being registered for sale by the selling stockholders. The percentage of outstanding shares beneficially owned before the offering is based on 65,689,880 shares of common stock outstanding as of March 28, 2006. The percentage of outstanding shares beneficially owned after the offering assumes that all of the shares offered by the selling stockholders under the prospectus have been sold. The term “selling stockholders,” as used in this prospectus, includes the holder listed below and its transferees, pledgees, donees, heirs or other successors receiving shares from the holder listed below after the date of this prospectus. The selling stockholders may sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act.

The selling stockholders may from time to time offer and sell any or all of their shares that are registered under this prospectus. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

	Shares of Common Stock Owned Before the Offering		Total Shares That May be Offered by	Shares of Common Stock Beneficially Owned After the
Selling Stockholders(1)	Number	Percent	Selling Stockholders	Offering

Fox Paine Capital Fund, L.P.	24,155,413	36.8%	24,155,413	0

FPC Investors, LP	358,422	*	358,422	0

WJ Coinvestment Fund I, LLC	601,478	*	601,478	0

WJ Coinvestment Fund III, LLC	251,155	*	251,155	0

WJ Coinvestment Fund IV, LLC	125,576	*	125,576	0

Total	25,492,044	38.8%	25,492,044	0

*  Less than one percent

(1)          Fox Paine & Company, LLC is the manager of (i) Fox Paine Capital Fund, LP (“LP1”), a direct owner of 24,155,413 shares of Common Stock of WJ Communications, Inc. (the “Issuer”), and (ii) FPC Investors, LP (“LP2”) (collectively, LP1 and LP2 are “LPs”), a direct owner of 358,422 shares of Common Stock of the Issuer. Fox Paine Capital, LLC is the general partner of each of the LPs and the manager of each of WJ Coinvestment Fund I, LLC, WJ Coinvestment Fund III, LLC and WJ Coinvestment Fund IV, LLC (collectively, the “Funds”), which directly own 601,478, 251,155 and 125,576 shares, respectively, of our common stock.  As a result, each of these entities may be deemed to be the indirect beneficial owners of 25,492,044 shares of our common stock owned by the LPs and the Funds.  Our Chairman, W. Dexter Paine, III is a member of Fox Paine Capital Management, LLC, which is the managing member of Fox Paine Capital, LLC and shares voting power of Fox Paine Capital, LLC and our director Herald Y. Chen is a Managing Director of Fox Paine and Company LLC and a member of Fox Paine Capital, LLC.  The beneficial ownership amounts reflected in the table exclude 47,629 shares of our common stock owned by Mr. Paine and 7,500 shares issuable to Mr. Paine subject to currently exercisable stock options.  The address of the selling stockholders is 950 Tower Lane, Suite 1150, Foster City, CA 94404.

This prospectus covers the resale of shares of our common stock by the selling stockholders listed in the table above. We are registering the shares covered by this prospectus pursuant to a shareholders’ agreement between us and Fox Paine Capital Fund, L.P., which obligates us to register the shares upon their demand and/or include their shares if we file a registration statement.  Pursuant to Rule 416 of the Securities Act, this registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

On January 31, 2000 prior to our IPO, Fox Paine Capital Fund, L.P., an investment fund managed by Fox Paine & Company, LLC, acquired shares of our common stock in an all cash merger between FP-WJ Acquisition Corp. and us, then called Watkins-Johnson Company (the “Recapitalization Merger”). Fox Paine Capital Fund, L.P. is an affiliate of ours due to their ownership of 10% or more of our outstanding voting power of our common stock. W. Dexter Paine, III, our Chairman, is a managing member of Fox Paine Capital Management, LLC, which is the managing member of Fox Paine Capital, LLC.

Management Agreement

As part of the Recapitalization Merger, we entered into a management agreement with Fox Paine & Company.  Since the Recapitalization Merger, and for each subsequent year, we will pay Fox Paine a fee in the amount of 1% of our net income before interest expense, interest income, income taxes, depreciation and amortization and equity in earnings (losses) of minority investments, calculated without regard to the fee.  In exchange for its management fee, Fox Paine assists us with our strategic planning, budgets and financial projections and helps us identify possible strategic acquisitions and recruit qualified management personnel.  Fox Paine also assists in customer and supplier relationships and consults with us on various matters including tax planning, public relations strategies, economic and industry trends and executive compensation.  Due to our loss incurred in 2001, 2002, 2003, and 2004, no management fees were paid to Fox Paine for the years ended December 31, 2002, 2003, 2004 and no management fee has been paid to Fox Paine during the year ended December 31, 2005.  We have agreed to reimburse Fox Paine for its expenses incurred in providing these services.  We paid Fox Paine $29,000, $108,000 and $6,000 for the reimbursement of expenses incurred by Fox Paine for the years ended December 31, 2005, 2004 and 2003, respectively.  We also paid Fox Paine $700,000 in July of 2004 for investment banking services rendered in connection with the EiC Acquisition that was completed on June 18, 2004.

Fox Paine has a contractual right to provide management services under this agreement until its affiliates no longer own shares of Common Stock or are no longer represented on the Board of Directors.  The management agreement with us is similar to those entered into between Fox Paine and each of the other companies acquired by Fox Paine’s affiliates.  In connection with this agreement, we have agreed to indemnify Fox Paine against various liabilities that may arise as a result of the management services it will perform for us.  We have has also agreed to reimburse Fox Paine for its expenses incurred in providing these services.

Shareholders’ Agreement

On January 31, 2000, we entered into a shareholders’ agreement with Fox Paine Capital Fund, investors affiliated with Fox Paine Capital Fund and several non-fund investors, including co-investors and certain of our employees.  Under the shareholders’ agreement, subject to limited exceptions:

•                  Fox Paine Capital Fund and its affiliates, as a group, may make up to five demands for registration under the Securities Act of their shares of Common Stock;

•                  In the event we register any of our equity securities under the Securities Act, or shares of Common Stock of Fox Paine Capital Fund pursuant to a demand registration, each of the other stockholders who are a party to the agreement, may exercise piggyback registration rights to include all or a portion of its shares of Common Stock in the registration.

We have agreed to pay all expenses related to registration and we have agreed to indemnify Fox Paine Capital Fund against various liabilities associated with such registration.

The shareholders’ agreement also provides that the stockholders who are a party to the agreement will vote their shares in order to ensure that if and to the extent Fox Paine Capital Fund owns shares of Common Stock, Fox Paine Capital Fund will be represented on our Board of Directors.

PLAN OF DISTRIBUTION

We are registering the shares of common stock for possible sale by the selling stockholders from time to time after the date of this prospectus. As used in this prospectus, “selling stockholders” includes the selling stockholders named in the table above and any of their respective donees, pledges, transferees, or other successors-in-interest selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other non-sale transfer after the date of this prospectus.

The selling stockholders may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The selling stockholders may offer their shares at various times in one or more transactions on the Nasdaq National Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of such. They may sell at fixed prices, prevailing market prices at the time of sale, at prices related to the market price, at negotiated prices or such other prices as the applicable selling stockholder determines form time to time. These sales may be effected in one or more of, or in combination of, the following transactions:

•                  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•                  in the over-the-counter market;

•                  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  ordinary brokerage transactions and/or transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  through an underwritten offering;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to a particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved). Such discounts, concessions or commissions may be allowed or re-allowed or paid to broker-dealers. In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into and cover hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer and any profit on the resale of the shares sold by them while acting as principal may be deemed to be underwriting commissions or discounts under the Securities Act. Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act.  The selling stockholders have advised us that they have not, as of the date of this prospectus, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. Upon our notification by a selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, secondary distribution or a purchase by an underwriter or broker-dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•                the number of shares being offered;

•                the terms of the offering, including the price at which shares of common stock are to be sold;

•                the names of the participating selling stockholders, underwriters, broker-dealers or agents;

•                any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•                the public offering price; and

•                other material terms of the offering.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.  We will pay all expenses of the registration of the shares of common stock pursuant to applicable registration rights agreements, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any, incurred in connection with the sale of shares of common stock by such selling stockholder. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with our shareholders agreement. We may be indemnified according to our shareholders agreement with the selling stockholders, by each selling stockholder (only to the extent such indemnification is set forth in the particular shareholders agreement with such selling stockholder), against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by such selling stockholder specifically for use in this prospectus, in accordance with our respective agreements with such selling stockholder. We and/or the selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act, or with rights of contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.  There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Once sold pursuant to this prospectus, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Certain legal matters with respect to the securities offered through this prospectus will be passed upon for us by Shumaker, Loop & Kendrick, LLP.

EXPERTS

The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule, (2) express an unqualified opinion on management’s assessment of the effectiveness of internal controls over financial reporting, and (3) express an adverse opinion on the effectiveness of the Company’s internal controls over financial reporting because of a material weakness) which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited financial statements of Telenexus for the year ended December 31, 2004 are incorporated in this prospectus to our Current Report on Form 8-K/A filed with the SEC on April 15, 2005 have been so incorporated in reliance on the report of Davis, Clark and Company, independent auditors, given upon their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we file with them, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.  We incorporate by reference the documents listed below and any future filings we will make with the SEC, including filings after the date of the initial registration statement and prior to effectiveness of the registration statement, under Sections 13 (a), (c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, until this offering has been completed:

•                  Our Annual Report on Form 10-K for the year ended December 31, 2005 and filed on March 31, 2006.

•                  Our Current Report on Form 8-K filed on February 3, 2005 (as amended by Form 8-K/A filed on April 15, 2005 and on Form 8-K/A filed on June 24, 2005).

•                  Our Current Report on Form 8-K filed on January 3, 2006.

•                  Our Current Report on Form 8-K filed on January 4, 2006.

•                  Our Current Reports on Form 8-K filed on January 17, 2006.

•                  Our Current Report on Form 8-K filed on January 20, 2006.

•                  Our Current Report on Form 8-K filed on March 2, 2006.

•                  Our Current Report on Form 8-K filed on March 15, 2006.

•                  Our Current Report on Form 8-K filed on April 12, 2006.

•                  The description of our common stock contained in our registration statement on Form 8-A on August 14, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may obtain free copies of these filings and other documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

WJ Communications, Inc.

401 River Oaks Parkway

San Jose, California 95134

Attention: Rainer Growitz, Vice President—Finance and

Secretary (408) 577-6200

If you request any incorporated documents from us, we will mail them to you by first-class mail, or another equally prompt means, within one business day after we receive your request.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-3 under the Securities Act relating to the shares of common stock that may be offered by the selling stockholders.  This prospectus is included as a part of that registration statement and we have omitted from this prospectus additional information contained in the registration statement as provided by the rules and regulations of the SEC.  For further information about us and the securities offered in this prospectus, you should review the registration statement and information incorporated by reference therein.

We file annual, quarterly and current reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934, as amended (“Exchange Act”).  You may read and copy this information at the following location of the Commission:

Public Reference Room

100 F Street, N.E., Room 1580

Washington, D.C.  20549

You may also obtain copies of this information by mail from the Public Reference Room of the Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates.  You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

The Commission also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the Commission.   Our SEC filings are also available to you free of charge at the SEC’s web site.  The address of that site is http://www.sec.gov.  Our common stock is traded on the Nasdaq National Market under the symbol “WJCI”.  Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.